UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of MAY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  May 5, 2006                         /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director and CFO

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         HALO RESOURCES LTD. (the "Issuer")
         #1280 - 625 Howe Street
         Vancouver, British Columbia   V6C 2T6
         Phone: (604) 484-0068

2.       DATE OF MATERIAL CHANGE

         May 5, 2006

3.       PRESS RELEASE

         The press release was released on May 5, 2006 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Quebec and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chairman and CFO
         Phone: (604) 685-9316

9.       DATE OF REPORT

         May 5, 2006.

                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                      SALE OF BACHELOR ALLOWS HALO TO FOCUS
                              ON SHERRIDON PROPERTY


VANCOUVER, BRITISH COLUMBIA, MAY 5, 2006 - MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V: HLO, TSX.V: HLO.WT.A, TSX.V: HLO.WT.B, OTC.BB:HLOSF, FSE:HLR) is pleased to announce it has concluded an agreement for the sale of it's 50% interest in the Bachelor Lake property to it's joint venture partner Metanor Resources.

The Purchase Agreement provides for the payment on closing of $3,500,000 and the issuance of $750,000 worth of shares of Metanor, calculated at a value per common share equal to the volume weighted average of the closing price of the common shares of Metanor for the last 10 trading days on the TSX Venture Exchange immediately prior to the date of the Agreement and a 1% net smelter return royalty on all minerals or mineral products derived from all or any part of the Bachelor property or from other ore bodies owned or controlled by Metanor and processed at the Bachelor property.

The sale of Bachelor Lake allows Halo to focus its full attention and resources on its ongoing exploration of the Sherridon project. The Sherridon property is a VMS (Volcanogenic Massive Sulphide) area similar to the nearby Snow Lake and comprises a large land package of 18,822 hectares. The property is located 70 kilometers northeast of Hudbay's Flin Flon mining and metallurgical complex in Manitoba. The Sherridon area has excellent infrastructure including road, railway access and power and exploration drilling can be carried out year-round.

The Sherridon property includes several copper-zinc-gold deposits and is considered by Halo to be highly prospective for new VMS discoveries. Halo intends to apply modern geophysical techniques to search for deeper extensions to these relatively shallow mineral deposits and has recently awarded a contract to perform a 2,684-kilometre airborne electromagnetic survey of the entire Sherridon VMS complex. This deep-penetrating and high-resolution VTEM survey, together with HBED's 1996 Spectrem survey results will form a strong regional geophysical database upon which a large part of Halo's 2006/2007 follow-up exploration drilling program will be built.

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, Quarter Moon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS

Halo Resources Ltd.
May 5, 2006
Page 2



project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH

Marc Cernovitch
President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. EXCEPT FOR THE HISTORICAL STATEMENTS CONTAINED HEREIN, THIS NEWS RELEASE PRESENTS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SIMILAR CANADIAN LEGISLATION THAT INVOLVE INHERENT RISKS AND
UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO THE FUTURE PRICE OF GOLD AND OTHER MINERALS AND METALS, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, THE REALIZATION OF MINERAL RESERVE ESTIMATES, THE CAPITAL EXPENDITURES, COSTS AND TIMING OF THE DEVELOPMENT OF NEW DEPOSITS, SUCCESS OF EXPLORATION ACTIVITIES, PERMITTING TIME LINES, REQUIREMENTS FOR ADDITIONAL CAPITAL, GOVERNMENT REGULATION OF MINING OPERATIONS, ENVIRONMENTAL RISKS, UNANTICIPATED RECLAMATION EXPENSES, TITLE DISPUTES OR CLAIMS AND LIMITATIONS ON INSURANCE COVERAGE. GENERALLY, THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS", "EXPECTS" OR "DOES NOT EXPECT", "IS EXPECTED", "BUDGET", "SCHEDULED", "ESTIMATES", "FORECASTS", "INTENDS", "ANTICIPATES" OR "DOES NOT ANTICIPATE", OR "BELIEVES", OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATE THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY", "COULD", "WOULD", "MIGHT" OR "WILL BE TAKEN", "OCCUR" OR "BE ACHIEVED". FORWARD-LOOKING STATEMENTS ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF HALO TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING BUT NOT LIMITED TO: RISKS RELATED TO THE INTEGRATION OF ACQUISITIONS; RISKS RELATED TO JOINT VENTURE OPERATIONS; ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES; ACTUAL RESULTS OF CURRENT OR FUTURE RECLAMATION ACTIVITIES; CONCLUSIONS OF ECONOMIC EVALUATIONS; CHANGES IN PROJECT PARAMETERS AS PLANS CONTINUE TO BE REFINED; FUTURE PRICES OF GOLD AND OTHER
MINERALS AND METALS; POSSIBLE VARIATIONS IN ORE RESERVES, GRADE OR RECOVERY RATES; FAILURE OF EQUIPMENT OR PROCESSES TO OPERATE AS ANTICIPATED; ACCIDENTS, LABOUR DISPUTES AND OTHER RISKS OF THE MINING INDUSTRY; AND DELAYS IN OBTAINING GOVERNMENTAL APPROVALS OR FINANCING OR IN THE COMPLETION OF DEVELOPMENT OR CONSTRUCTION ACTIVITIES. ALTHOUGH THE MANAGEMENT AND OFFICERS OF HALO RESOURCES LTD. BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS AND HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED OR INTENDED. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS. HALO DOES NOT UNDERTAKE TO UPDATE ANY FORWARD-LOOKING STATEMENTS THAT ARE INCORPORATED BY REFERENCE HEREIN, EXCEPT IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS. TRADING IN THE SECURITIES OF HALO RESOURCES LTD. SHOULD BE CONSIDERED HIGHLY SPECULATIVE.

                    For further information, please contact:

                        Marc Cernovitch, President & CEO
                      Halo Resources Inc. Tel: 604-484-0068
                   Fax: 604-484-0069 Toll Free: 1-866-841-0068
                             mcernovitch@halores.com